Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Collection Period Ended   30-Sep-2018

Amounts in USD

Dates

Collection Period No.	39	
Collection Period (from... to)	1-Sep-2018	30-Sep-2018
Determination Date	11-Oct-2018	
Record Date	12-Oct-2018	
Distribution Date	15-Oct-2018	
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Sep-2018	15-Oct-2018	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2018	15-Oct-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	32,263,002.07	16,488,212.77	15,774,789.30	35.723514	0.037339
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**189,263,002.07**	**173,488,212.77**	**15,774,789.30**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	227,867,704.20	212,092,914.90			
Yield Supplement Overcollateralization Amount	72,757,380.27	8,663,165.41	7,914,707.97			
Pool Balance	**1,616,945,465.46**	**236,530,869.61**	**220,007,622.87**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.428440%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	36,027.02	0.081587	15,810,816.32	35.805101
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$264,985.35**		**$16,039,774.65**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	16,334,925.79	(1) Total Servicing Fee	197,109.06
Interest Collections	538,704.67	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	34,793.90	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	84,359.96	(3) Interest Distributable Amount Class A Notes	264,985.35
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	19,376.13	(6) Regular Principal Distributable Amount	15,774,789.30
Available Collections	**17,012,160.45**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	775,276.74
Available Funds	**17,012,160.45**	**Total Distribution**	**17,012,160.45**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	197,109.06	197,109.06	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	264,985.35	264,985.35	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	36,027.02	36,027.02	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	264,985.35	264,985.35	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	15,774,789.30	15,774,789.30	0.00
Aggregate Principal Distributable Amount	15,774,789.30	15,774,789.30	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,671.28
minus Net Investment Earnings	3,671.28
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,671.28
Net Investment Earnings on the Collection Account	15,704.85
Investment Earnings for the Collection Period	19,376.13

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	236,530,869.61	20,111
Principal Collections	11,645,391.10	
Principal Collections attributable to Full Pay-offs	4,689,534.69	
Principal Purchase Amounts	0.00	
Principal Gross Losses	188,320.95	
Pool Balance end of Collection Period	220,007,622.87	19,463
Pool Factor	13.61%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.87%
Weighted Average Number of Remaining Payments	54.86	21.51
Weighted Average Seasoning (months)	10.12	47.30

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	217,942,932.10	19,344	99.06%
31-60 Days Delinquent	1,410,853.72	84	0.64%
61-90 Days Delinquent	531,666.30	27	0.24%
91-120 Days Delinquent	122,170.75	8	0.06%
Total	220,007,622.87	19,463	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	188,320.95	12	14,987,208.35	590
Principal Net Liquidation Proceeds	34,793.90		3,230,529.66	
Principal Recoveries	81,978.25		6,888,719.14	
Principal Net Loss / (Gain)	71,548.80		4,867,959.55	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.376%
Prior Collection Period	0.008 %
Second Prior Collection Period	0.540 %
Third Prior Collection Period	0.392 %
Four Month Average	0.329%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.301%
Average Net Loss / (Gain)	8,250.78

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.